

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 17, 2015

<u>Via E-mail</u>
John D. Hertz
Chief Financial Officer
Clearwater Paper Corporation
601 West Riverside, Suite 1100
Spokane, Washington 99201

      Re: **Clearwater Paper Corporation**
               Form 8-K
               Furnished October 29, 2015
               File No. 001-34146

Dear Mr. Hertz:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brad Skinner

                    Brad Skinner
                    Senior Assistant Chief Accountant
                    Office of Natural Resources